September 28, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Meridian Interstate Bancorp, Inc. East Boston, Massachusetts Registration Statement on Form S-1

Dear Sir or Madam:

        Enclosed herewith for filing please find the Registration Statement on Form S-1 for Meridian Interstate Bancorp, Inc., the holding company for East Boston Savings Bank, a Massachusetts chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $4,173.00 which constitutes the filing fee for the Registration Statement.

        If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe
Sean P. Kehoe